EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 13, 2007, relating to the consolidated financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of a new accounting standard in 2006) of Central Vermont Public Service Corporation, relating to the consolidated financial statement schedules, and relating to management's report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Central Vermont Public Service Corporation for the year ended December 31, 2006 and to the reference to us under the heading "Experts" in this Registration Statement.

/s/ Deloitte & Touche LLP

Hartford, Connecticut
March 30, 2007